

13030170

SEC Mail Processing Section FEB 20 2013 Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 24181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

LEVY HAWKINS & CO., INC. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

366 Madison Ave. 14th Fl

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. HARKINS, PRESIDENT **212-888-3030**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

EM 3/7/13

OATH OR AFFIRMATION

I, *MICHAEL J. HARKINS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *LEVY HARKINS &CO., INC. as of Dec 31, 2012*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ______________________
Signature

President
Title

x ______________________
Notary Public

LUCIA LOSCALZO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LO6008231
Qualified in Westchester County
My Commission Expires June 08, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEVY, HARKINS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	573,959
Investment advisory fees receivable		782,448
Prepaid expenses		3,811
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation and amortization of $175,764 (Note 2d)		151,983
Security deposit		129,161
Pension plan asset (Note 3)		472,621
Total assets	$	2,113,983
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	153,629
Total liabilities		153,629
Commitments and contingencies (Notes 4 and 5)		
Stockholders' Equity (Note 6)		
Common stock - $1.00 par value; 430.10 shares authorized, issued and outstanding		400
Additional paid-in capital		39,750
Retained earnings		1,969,971
Less: 21.50 shares treasury stock at cost		(92,562)
Accumulated other comprehensive income		42,795
Total stockholders' equity		1,960,354
Total liabilities and stockholders' equity	$	2,113,983

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

Levy, Harkins & Co., Inc. (The "Company") clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). The Company provides investment advisory services mainly to individual investors.

Note 2- Summary of Significant Accounting Policies:

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues on a monthly basis as earned.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Provision for New York City General Corporation Tax was based on income plus certain modifications to net income.

d) Property and Equipment

Furniture and fixtures are depreciated on the accelerated cost recovery and straight-line methods over an estimated useful life of three to ten years. The various methods are used for book and tax purposes and do not differ materially from generally accepted accounting depreciation methods.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

Note 2- Summary of Significant Accounting Policies (continued):

e) *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) *Pension Costs*

The Company accounts for pension costs under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and other Post- Retirement Plans." Among other things the provisions of these standards standardize the disclosure requirements for pension and other post-retirement benefits to the extent practicable.

Changes in the value of pension assets and pension obligations are netted and recognized on the balance sheet as they occur. On the income statement such changes are not recognized as they occur but systematically and gradually over subsequent periods. Items recognized on the balance sheet but deferred for income statement recognition are included in accumulated other comprehensive income.

SFAS-158 was effective for non-public companies for fiscal years ended after June 15, 2007.

g) *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 6 , 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Pension Plan

The Company established, in 1999, a non-contributory defined benefit pension plan and a defined contribution plan which in total cover all full-time employees. Benefits are based on years of service and compensation. The following table sets forth the plans funded status and amounts recognized in the Company's statement of financial condition at December 31, 2012:

Benefit Obligation	$ 2,743,730
Fair Value of Plan Assets	3,225,972
Funded Status	$ 482,242

Amount recognized in the statement of Financial Condition (net of deferred taxes)	$ 472,621
Accumulated benefit obligation	$ 2,743,730

Note 3- Pension Plan (continued)

Weighted-average assumptions:	
Discount rate	3.25%
Expected return on plan assets	9.00%
Rate of compensation increase	3.00%
Employee contribution	-0-
Benefits paid in 2012	$ 202,081

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 9% long-term rate of return on assets assumption.

As of December 31, 2012 the pension plan assets were allocated 100% to equity securities.

The Company's overall investment strategy for the pension plan assets is to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants while still allowing for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition.

The Company expects to contribute $-0- to its defined benefit pension plan in 2012.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2013	202,080
2014	202,080
2015	202,080
2016	202,080
2017	202,080
Thereafter	1,010,400

In addition, the amount charged to operations under the defined contribution plan in 2012, was $(137,146).

Note 4- **Commitments and Contingencies:**

The Company rents office space pursuant to a lease agreement expiring December 31, 2017. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

2013	462,742
2014	471,997
2015	481,437
2016	491,066
2017	500,887

The Company rents additional office space from an officer/stockholder of the Company, pursuant to a lease agreement which expired June 25, 2005. The lease is currently on a month to month basis. In 2012, the officer/stockholder was paid $44,000 pursuant to this lease.

Financial Instruments with Off-Balance Sheet Credit Risk

Note 5- As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $416,495, which was $406,253 in excess of its required net capital of $10,242. The Company's net capital ratio was 36.89%.

A copy of the Company's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Levy, Harkins & Co., Inc.
366 Madison Avenue – 14th Floor
New York, NY 10017

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Levy, Harkins & Co., Inc., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Levy, Harkins & Co., Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 6, 2013

LEVY, HARKINS & CO., INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2012



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Officers and Directors of
Levy, Harkins & Co., Inc.
366 Madison Avenue - 14th floor
New York, NY 10017

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Levy, Harkins & Co., Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Lerner & Sipkin, CPAs, LLP (NY)
February 6, 2013

LEVY HARKINS & CO., INC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2012

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 3,209,105
Additions	-
Deductions	(316,310)
SIPC Net Operating Revenues	$ 2,892,795

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 2,892,795
General Assessment @ .0025	7,232

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July 2012	(3,502)
Assessment Balance Due	$ 3,730

Reconciliation with the Company's Amended Computation of SIPC Net Operating Revenues for the year ended December 31, 2012:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 2,892,795
SIPC Net Operating Revenues as computed above	2,892,795
Difference	$ -